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                                                                 [ANDERSEN LOGO]

                          Independent Auditor's Report

To the Board of Directors of
Equus II Incorporated

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Equus II Incorporated (the Company) complied with the requirements of subsections (b) and (c) of rule 17f-2 under the Investment Company Act of 1940 (the Act) as of August 2, 2001. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 2, 2001:

     o Count and inspection of all securities located in the vault of Bank of America in Houston, Texas without prior notice to management

     o Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees, or transfer agents

     o Reconciliation of all such securities to the books and records of the Company and the custodian

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Equus II Incorporated complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of August 2, 2001, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Equus II Incorporated and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


/s/ Arthur Andersen LLP
-----------------------------
ARTHUR ANDERSEN LLP

Houston, Texas
August 2, 2001
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[EQUUS LOGO]

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of Equus II Incorporated (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 2, 2001 and from December 31, 2000 through August 2, 2001.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 2, 2001 and from December 31, 2000 through August 2, 2001, with respect to securities reflected in the investment account of the Company.

Equus II Incorporated

                                          By: /s/ Nolan Lehmann
                                             ---------------------------
                                             Nolan Lehmann
                                             President